Exhibit 99.1

N E W S    R E L E A S E

Siyata Mobile Launches New Mobile Command Center Unit

Secures First Order from EMS Organization

VANCOUVER, BC / ACCESSWIRE / June 14, 2023 /Siyata Mobile Inc. (Nasdaq:SYTA, SYTAW) (“Siyata” or the “Company”), a global vendor of Push-to-Talk over Cellular (PoC) devices and cellular signal booster systems, today launched its latest product, the Siyata Mobile Command Center, an all-in-one, mobile communications solution with built-in redundancy primarily for providers of Emergency Management Services (“EMS”) that need to set up a mobile telecommunications command center in the field.

Marc Seelenfreund, CEO of Siyata, stated, “We are pleased to introduce the Siyata Mobile Command Center, our latest and most advanced solution for the emergency response market. This solution integrates both PoC communications and land mobile radio (“LMR”) communications, as well as a ruggedized PC with two routers for connectivity with redundancy to ensure the EMS organization always has access to the right people and the right information to respond to the emergency. Emergency response providers can now have everything they need to communicate in times of emergency in a single package that can be immediately operational. We completed our first sale to an international EMS organization that has previously bought many of Siyata’s products, and we are now identifying new sales opportunities for the Siyata Mobile Command Center.”

The Siyata Mobile Command Center is a comprehensive communications solution that is self-contained in a ruggedized suitcase. It contains a ruggedized industrial PC with two LCD displays built right into the case, two routers with up to six SIM card slots for redundancy to ensure consistent internet connectivity during emergencies, Siyata’s UV350 device for PoC calls and regular cellular calls, as well as a DMR UHF mobile radio for radio push-to-talk calls.

Siyata’s Mobile Command Center

About Siyata Mobile

Siyata Mobile Inc. is a B2B global vendor of next-generation Push-To-Talk over Cellular devices, cellular booster systems, and video monitoring solutions. Its portfolio of in-vehicle and rugged devices enables first responders and enterprise workers to instantly communicate over a nationwide cellular network of choice to increase situational awareness and save lives.

Its portfolio of enterprise-grade and consumer cellular booster systems enables first responders and enterprise workers to amplify cellular signals in remote areas, inside structural buildings where signals are weak, and within vehicles for the maximum cellular signal strength possible.

For its video monitoring system, Siyata integrates software that we license with off-the-shelf hardware providing our customers with an integrated advanced camera system for management and visual monitoring of their fleet vehicles.

Siyata’s common shares trade on the Nasdaq under the symbol “SYTA,” and its previously issued warrants trade on the Nasdaq under the symbol “SYTAW.”

Visit siyatamobile.com and unidencellular.com to learn more.

Investor Relations (Canada):

Kin Communications

1-866-684-6730

SYTA@kincommunications.com

Investor Relations (United States):

Brett Maas

Hayden IR

SYTA@Haydenir.com

646-536-7331

Siyata Mobile Corporate:

Glenn Kennedy, VP of International Sales

Siyata Mobile Inc.

glenn@siyata.net

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Siyata’s current expectations, they are subject to various risks and uncertainties, and actual results, performance, or achievements of Siyata could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Siyata’s filings with the Securities and Exchange Commission (“SEC”) and in subsequent filings with the SEC. Except as otherwise required by law, Siyata undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites and social media have been provided as a convenience, and the information contained on such websites or social media is not incorporated by reference into this press release.

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